FOR IMMEDIATE RELEASE

MacKenzie Capital Management, LP announces a lower offer price for the tender offer for United Development Funding IV.

Moraga, Calif. (Market Wire)— October 24, 2016—Affiliates of MacKenzie Capital Management, LP have lowered its offering price to purchase up to 1,550,000 Shares of United Development Funding IV (NASDAQ: UDF or OTC:UDFI) from $1.50 per share to $1.00 per share.  This amendment has been made because the stock has been delisted from NASDAQ and began trading on the grey market, closing at $1.60 on October 20, 2016.

As of the date hereof, no Shares have been tendered.

Other than lowering the offering price, no other terms of the Offer are changed.  Shareholders should read the Offer to Purchase and the related materials carefully because they contain important information. Shareholders may obtain a free copy of the Tender Offer Statement on Schedule TO, the Offer to Purchase, the Letter to Shareholders, the Assignment Form, and other documents that the company has filed with the U.S. Securities and Exchange Commission at the commission's website at www.sec.gov.  Shareholders also may obtain a copy of these documents, without charge, from our website at www.mackenziecapital.com (click on Tenders), or by calling toll free at 800-854-8357.

Contact: Christine Simpson, 800-854-8357 x. 1024
MacKenzie Capital Management, LP
1640 School Street
Moraga, California 94556